FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 November 2008

GLOBAL FINANCE AND PUBLIC POLICY EXPERTS JOIN HSBC BOARD

Rachel Lomax (63) and John Lawson Thornton (54) ha ve been appointed Director s of HSBC Holdings plc with effect from 1 December 2008. They will both be ind ependent non-executive Directors.

Mr Thornton has also been appointed a Director and non-executive Chairman of HSBC North America Holdings Inc. with effect from 1 December 2008. He takes over as Chairman of HSBC North America Holdings Inc. from Stephen Green, Group Chairman, who will continue to be a Director of HSBC North America Holdings Inc. Mr Thornton will serve the company for up to two days a week.

From 2003 to 2008 Rachel Lomax was Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee. Between 1996 and 2003 Ms Lomax served as Permanent Secretary at three UK Government Departments. She was Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996. Her earlier career was spent at HM Treasury where she was Principal Private Secretary to the Chancellor of the Exchequer in the mid- 1980s and Deputy Chief Economic Adviser in the early 1990s. She is a non-executive director of The Scottish American Investment Company PLC, an investment trust listed on the London Stock Exchange, and Reinsurance Group of America, Inc.

John Thornton served as President and Co-Chief Operating Officer and a Director of the Goldman Sachs Group from 1999 to 2003, when he retired from the firm. During his 23 years ’ service with Goldman Sachs, Mr Thornton played a key role in the firm's global development , serving as Co-Chief Executive Officer of Goldman Sachs International in 1995 and from 1996 to 1998 as Chairman of Goldman Sachs Asia. Mr Thornton is Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington D.C. He is a non-executive director of Ford Motor Company, Intel Corporation, News Corporation and China Unicom (Hong Kong) Limited. Mr Thornton was a non-executive director of Industrial and Commercial Bank of China from 2005 to November 2008.

Commenting on the appointments, HSBC Group Chairman Stephen Green said: “We warmly welcome Rachel and John to the Board. Their experience bridges developed and developing economies and the public and private sectors, reflecting HSBC’s unique international franchise. We will also benefit from their deep knowledge of the operation of the financial system as we continue to execute our stated strategy focused on emerging markets, international connectivity and maintaining our traditional financial strength.”

As non-executive Directors, Ms Lomax and Mr Thornton will not have service contracts with HSBC Holdings plc. They will be paid a Director's fee of £65,000 per annum as authorised by shareholders at the 2006 Annual General Meeting. Mr Thornton will also receive a fee of US$1.5 million per annum as Director and non-executive Chairman of HSBC North America Holdings Inc.

Both appointment s will be for an initial three-year term which, subject to re-election by shareholders at the 2009 Annual General Meeting, will expire at the conclusion of the 2012 Annual General Meeting.

Between 1980 and 2003, Mr Thornton served in various managerial, supervisory, officer and/or director positions of the Goldman Sachs Group, Inc and/or its affi liates. Simon Robertson, the senior independent non-executive Director of HSBC Holdings plc, was a Director of Goldman Sachs International between 1999 and 2001.

The Directors have determined that Ms Lomax and Mr Thornton are independent. In making that determination the Directors concluded that there are no relationships or circumstances which are likely to affect Ms Lomax's or Mr Thornton's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

T here are no other matters relating to the appointments of Ms Lomax and Mr Thornton that need to be disclosed pursuant to UK Listing Rule 9.6.13(1) to (6) or Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

Biographical details of Ms Lomax and Mr Thornton appear below.

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Media enquiries to Patrick McGuinness on +44 (0)20 7991 0111 or at patrickmcguinness@hsbc.com

Notes to editors:

1. Brief biography for Janis Rachel Lomax

Ms Lomax graduated from Girton College, Cambridge University with an MA in 1966 and obtained an MSc in Economics from the London School of Economics in 1968. From 2003 to 2008 Rachel Lomax served as Deputy Governor of the Bank of England with responsibility for monetary assessment and money market operation and as a member of the Monetary Policy Committee. Between 1996 and 2003 she was Permanent Secretary at the Department for Transport, the Department for Work and Pensions and the Welsh Office. Ms Lomax was Chief of Staff to the President of the World Bank from 1995 to 1996 and Head of the Economic and Domestic Secretariat at the Cabinet Office in 1994. During her earlier career at HM Treasury she was Principal Private Secretary to the Chancellor of the Exchequer in the mid 1980s and Deputy Chief Economic Adviser in the early 1990s. Ms Lomax holds honorary doctorates from the University of Glasgow, the City University and the University of Glamorgan.

Ms Lomax is on the Board of the Royal National Theatre. She is President of the Institute for Fiscal Studies (IFS) and a trustee of the Centre for Economic Policy Research (CEPR).

Ms Lomax has two sons and three granddaughters. In her spare time she enjoys theatre and walking.

2. Brief b iography for John Thornton

Mr Thornton has a Bachelor’s Degree in History from Harvard College, a Bachelor’s and Master’s Degree in Jurisprudence from Oxford University and a Master’s Degree in Public and Private Management from the Yale School of Management. Mr Thornton is Professor and Director of the Global Leadership Program at the Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington D.C. He is a non-executive director of Ford Motor Company, Intel Corporation, News Corporation and China Uni com (Hong Kong) Limited.

Mr Thornton was a non-executive director of Industrial and Commercial Bank of China from 2005 to November 2008. He served as President and Co-Chief Operating Officer and as a member of the Board of Directors of the Goldman Sachs Group until 2003, when he retired after 23 years service with the firm. During his 23 years at Goldman Sachs, Mr Thornton played a central role in the firm’s internationali sation, serving as Co-Chief Executive Officer of Goldman Sachs International and Chairman of Goldman Sachs Asia.

Mr Thornton has spent much of the past five years advising Chinese government leaders and enterprises as China looks to expand its global presence and role.

Mr Thornton is also Chairman of the Board of Trustees of the Hotchkiss School. He is married with four children.

3. The Board of Directors of HSBC Holdings plc as at the date of this announcement are:

S K Green, M F Geoghegan, S A Catz†, V H C Cheng, J D Coombe†, J L Durán†, R A Fairhead†, D J Flint, A A Flockhart, W K L Fung*, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, Sir Mark Moody-Stuart†, G Morgan†, N R N Murthy†, S M Robertson† and Sir Brian Williamson†.

* Non-executive Director
† Independent non-executive Director

For and on behalf of

HSBC Holdings plc
R G Barber

Group Company Secretary

4. The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world’s largest banking and financial services organisations. HSBC is marketed worldwide as ‘the world’s local bank’.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                    By:

                                                                                     Name: P A Stafford

                                                                                                     Title: Assistant Group Secretary

Date: November 21, 2008